Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259416

Prospectus Supplement No. 1

(to Prospectus dated May 16, 2022)

NewLake Capital Partners, Inc.

Common Stock

This prospectus amends and supplements the prospectus dated May 16, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (Registration Statement No. 333-259416). This prospectus supplement is being filed to update and supplement the information included in the prospectus with the information contained in our Current Reports on Form 8-K, filed with the Securities and Exchange Commission on June 1, 2022 and June 9, 2022 (the “Form 8-Ks”). Accordingly, we have attached the Form 8-Ks to this prospectus supplement.

Our common stock is listed on the OTCQX® Best Market operated by OTC Markets Group, Inc. (the “OTCQX”) under the symbol “NLCP.” On June 9, 2022, the last sale price of our common stock, as reported on the OTCQX, was $21.00 per share.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.

The date of this Prospectus Supplement No. 1 is June 10, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2022

NewLake Capital Partners, Inc.
(Exact name of registrant as specified in its charter)

Maryland	000-56327	83-4400045
(State or other jurisdiction of	Commission File No.	(I.R.S. Employer
Incorporation or organization)		Identification No.)

27 Pine Street
Suite 50
New Canaan, CT 06840
(Address of principal executive offices) (Zip Code)

(203) 594-1402
(Registrant’s telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b‑2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Departure of David Weinstein as Chief Executive Officer

On June 1, 2022, David Weinstein and NewLake Capital Partners, Inc. (“NewLake” or the “Company”) agreed that David Weinstein will resign from his position as Chief Executive Officer (“CEO”) of NewLake, effective as of July 15, 2022 (the “Separation Date”), subject to the signing of a separation and release agreement (the “Separation Agreement”.) Such agreement was contemplated as part of the succession plan established at the time of the Company’s merger in March 2021. Mr. Weinstein will continue to serve as a director on the Company’s Board of Directors (the “Board”) and a member of the Board’s Investment Committee. Mr. Weinstein has no disagreements with the operations, policies or practices of the Company on any matters.

On the Separation Date, the Company and Mr. Weinstein intend to enter into the Separation Agreement. Under the Separation Agreement, among other things, Mr. Weinstein will be entitled to receive (i) two lump sum payments each equal to twelve months of his salary and his target 2022 annual cash bonus, one of such lump sum payments to be made upon execution of the Separation Agreement, and the other lump sum payment to be made on the first anniversary of the Separation Agreement, (ii) a prorated portion of his 2022 annual cash bonus, and (iii) a lump sum payment equal to eighteen-months of his monthly COBRA premium. The outstanding equity grants previously made to Mr. Weinstein will continue to vest and distribute in accordance with their terms and conditions.

Appointment of Anthony Coniglio as Chief Executive Officer

In connection with Mr. Weinstein’s resignation, the Company announced on June 1, 2022 that Anthony Coniglio, age 53, will assume the role of CEO, effective as of July 15, 2022. Mr. Coniglio currently serves as the Company’s President and Chief Investment Officer and as a member of the Board.

Mr. Coniglio joined the Company and the Board upon completion of the Company’s merger in March 2021. Mr. Coniglio previously served as Chief Executive Officer of the company NewLake merged with since its inception in April 2019. Prior to April 2019, Mr. Coniglio was the Chief Executive Officer of Primary Capital Mortgage Company (“PCM”), a residential mortgage company. Prior to PCM, he was a Managing Director at JPMorgan, leading various businesses, including a start-up platform, to leadership positions and helping grow business line profitability exponentially. Mr. Coniglio is an experienced NYSE board member, serving on the audit committee and special committee of Atlas Resource Partners as an independent director. In addition, Mr. Coniglio serves on the board of St. Mary’s Hospital for Children, the largest post-acute care pediatric facility in the tri-state area, as chair of the IT & cybersecurity committee and member of the audit committee. Mr. Coniglio received a B.S. in Accounting and Finance from the State University of New York, College at Oneonta. Mr. Coniglio was a Certified Public Accountant during his tenure at Price Waterhouse, LLP.

Mr. Coniglio will continue in his role as the Company’s President and Chief Investment Officer until July 15, 2022. The Company does not currently plan to fill the position of President and Chief Investment Officer. No changes will be made to Mr. Coniglio’s previously disclosed compensation arrangement in connection with his appointment as CEO. Mr. Coniglio’s existing Employment Agreement, which is incorporated by reference herein, will remain in effect. The appointment of Mr. Coniglio was not made pursuant to any arrangement or understanding between him or any other person. There are no family relationships between Mr. Coniglio and any director, executive officer or person nominated or chosen by the Company to become a director or executive officer of the Company. Additionally, there have been no transactions involving Mr. Coniglio that would require disclosure under Item 404(a) of Regulation S-K.

Item 7.01 - Regulation FD Disclosure

On June 1, 2022, the Company issued a press release announcing Mr. Weinstein’s agreement to resign and the future appointment of Mr. Coniglio as CEO as of July 15, 2022. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits 99.1 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act.

Item 9.01 - Financial Statements and Exhibits
(d) Exhibits

Exhibit No.	Description
10.1

Employment Agreement between NewLake Capital Partners, Inc. and Anthony Coniglio (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-11 filed on June 21, 2021).

99.1	Press release, dated June 1, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 1, 2022

NEWLAKE CAPITAL PARTNERS, INC.

By:	/s/ David Weinstein
David Weinstein
Chief Executive Officer

Exhibit 99.1

NewLake Capital Partners Appoints Anthony Coniglio as

Chief Executive Officer

NEW CANAAN, Conn., June 1, 2022 (GLOBE NEWSWIRE) – NewLake Capital Partners, Inc. (OCTQX: NLCP) (the “Company” or “NewLake”), a leading provider of real estate capital to state-licensed cannabis operators, today announced that President and Chief Investment Officer, Anthony Coniglio, has been promoted to Chief Executive Officer, effective July 15, 2022. This promotion was contemplated as part of the succession plan established at the time of the Company’s merger in March 2021. David Weinstein, NewLake’s current Chief Executive Officer, will continue as a member of the Company’s Board of Directors (the “Board”) and the Board’s Investment Committee (the “Investment Committee”).

“Anthony has been at the forefront of cannabis real estate as co-founder and Chief Executive Officer of our merger partner. He has overseen the acquisition of 25 properties for more than 1 million rentable square feet and knows the cannabis industry extremely well. Since the merger, Anthony has worked closely with David on merger integration, NewLake’s initial public offering and deployment of IPO capital. We are thrilled for Anthony to lead NewLake into our next exciting phase of growth,” said Gordon Dugan, Chairman of the Board. “On behalf of the entire NewLake team, we would like to thank David for all of his contributions to the Company since stepping into the CEO role in August 2020. David led the Company through our transformative merger in March 2021, the successful IPO in August 2021 and the acquisition of multiple properties. We have benefited from his years of experience and we’re delighted he will be remaining on our Board and Investment Committee.”

“Anthony and I have been operating NewLake together since the merger with an eye towards his ultimate promotion to Chief Executive Officer,” said David Weinstein, Chief Executive Officer of NewLake. “I am excited to continue working with him, as he steers NewLake through its next phase of growth.”

“I couldn’t be more excited for the future,” said Anthony Coniglio. “The cannabis industry is a dynamic sector with strong demand for real estate capital. We have a teriffic team of professionals and I’m thrilled David will continue on our Board and Investment Committee to be an ongoing source of expertise for the Company.”

About NewLake Capital Partners, Inc.

NewLake Capital Partners, Inc. is an internally-managed real estate investment trust that provides real estate capital to state-licensed cannabis operators through sale-leaseback transactions and third-party purchases and funding for build-to-suit projects. NewLake owns a portfolio of 28 cultivation facilities and dispensaries that are leased to single tenants on a triple-net basis, and has provided one loan collateralized by a cultivation facility structured to convert to a sale-leaseback unless specific provisions are met by July 29, 2022. For more information, please visit www.newlake.com.

Forward-Looking Statements
This press release contains “forward-looking statements.” Forward-looking statements can be identified by words like “may,” “will,” “likely,” “should,” “expect,” “anticipate,” “future,” “plan,” “believe,” “intend,” “goal,” “project,” “continue,” “remaining” and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs and expectations. Forward-looking statements, including statements regarding the timing of settlement and the use of proceeds of the initial public offering, are based on the Company’s current expectations and assumptions regarding capital market conditions, the Company’s business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, changes in the condition of the U.S. economy and, in particular, the U.S. real estate market.

Investor Contact:
Valter Pinto, Managing Director
KCSA Strategic Communications
Valter@KCSA.com
PH: (212) 896-1254

Media Contact:
McKenna Miller
KCSA Strategic Communications
MMiller@kcsa.com
PH: (212) 896-1254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 7, 2022

NewLake Capital Partners, Inc.
(Exact name of registrant as specified in its charter)

Maryland	000-56327	83-4400045
(State or other jurisdiction of	Commission File No.	(I.R.S. Employer
Incorporation or organization)		Identification No.)

27 Pine Street

Suite 50

New Canaan, CT 06840
(Address of principal executive offices) (Zip Code)

(203) 594-1402
(Registrant’s telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b‑2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.  Submission of Matters to a Vote of Security Holders.

NewLake Capital Partners, Inc. (the “Company”) held its Annual Meeting of Stockholders (the “Annual Meeting”) on Tuesday, June 7, 2022. At the Annual Meeting, stockholders elected seven directors to serve on the Company’s Board of Directors until the 2023 Annual Meeting of Stockholders and ratified the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. The total number of shares of common stock entitled to vote at the Annual Meeting was 21,300,410, of which 13,505,466 shares, or 63.4%, were present in person or by proxy. The final voting results for each matter submitted to a stockholder vote at the Annual Meeting are set forth below.

Item 1:	The following seven persons were elected to the Company’s Board of Directors:

Nominee	For	Withheld	Broker Non-Votes
Gordon DuGan	9,594,145	689,262	3,222,059
Alan Carr	10,253,648	29,759	3,222,059
Joyce Johnson	9,595,652	687,755	3,222,059
Peter Kadens	9,594,144	689,263	3,222,059
Peter Martay	10,255,899	27,508	3,222,059
Anthony Coniglio	10,256,038	27,369	3,222,059
David Weinstein	10,176,634	106,773	3,222,059

Item 2:

Stockholders ratified the appointment of BDO USA, LLP  as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, by the votes set forth in the table below:

For	Against	Abstentions
13,467,878	27,993	9,595

Further information regarding these proposals is set forth in the Company’s Proxy Statement. No other matters were submitted for stockholder action.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  June 9, 2022

NEWLAKE CAPITAL PARTNERS, INC.

By: /s/ David Weinstein
David Weinstein
Chief Executive Officer